

April 16, 2019

Chin Chee Seong
President
SEATech Ventures Corp.
Suite 2708-09, The Metropolis Tower
10 Metropolis Drive, Hung Hom
Hong Kong

> **Re: SEATech Ventures Corp.**
> **Registration Statement on Form S-1**
> **Filed on March 22, 2019**
> **File no. 333-230479**

Dear Mr. Seong:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1, file no. 333-230479, filed on March 22, 2019

The Company, page 2

1.   We note that you have nominal operations and assets. It appears, therefore, that you are a shell company as defined under Rule 405 of the Securities Act of 1933. Please revise your filing to disclose that you are a shell company as defined under the Securities Act, and to discuss the resale limitations of Rule 144(i) in your filing.

Management's Discussion and Analysis
Plan of Operations, page 16

2.   We note that your plan of operations discloses the maximum amount of funds to be raised from the offering of $150,000. Please explain to us and/or revise the amount to be raised

if all shares are sold to align with your prospectus and use of proceeds which disclose a maximum amount of $500,000.

Revenues, page 16

3.   Please revise to discuss the source of revenues of $8,000 for the period ended December 31, 2018.

Executive Compensation, page 28

4.   Please confirm and revise as necessary that the totals column for each NEO is "nil."

General

5.   We note that you cite to industry research for information and statistics concerning the industry in which you intend to operate. Please provide us with marked copies of any materials that support these and other third-party statements, clearly cross-referencing each statement with the underlying factual support. Confirm for us that these documents are publicly available. We note by way of example only the references to Hong-Kong Industry Profiles and Global ICT Spending on page 17 of your registration statement.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Robert Shapiro, Senior Staff Accountant, at 202-551-3273, or Robert S. Littlepage, Accounting Branch Chief, at 202-551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-3415, or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Telecommunications

cc: Jeff DeNunzio